UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

30 Broadwick Street

London, W1F 8LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On December 6, 2022, Virax Biolabs Group Limited issued a press release announcing that their supplier has received an Emergency Use Authorization (“EUA”) from the U.S. FDA for their Over-the-Counter COVID-19 Rapid Antigen Test (the “Test”). The Tests are ready for sale in the US by Virax. Additionally, another Point of Care Rapid Antigen test to be distributed by Virax is seeking an approval with Health Canada for Canadian distribution. The Tests have been eligible for sale in markets accepting the CE Mark since 2020.

A copy of the press release dated December 6, 2022 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No	Description

99.1	Press Release dated December 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	December 6, 2022	By:	/s/ James Foster
James Foster, Chief Executive Officer